UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-35961
Liberty Global plc*
(Exact name of registrant as specified in its charter)
Griffin House, 161 Hammersmith Rd
London, United Kingdom W6 8BS
+44.208.483.6449 or 303.220.6600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A ordinary shares, par value $0.01 per share*
Class B ordinary shares, par value $0.01 per share*
Class C ordinary shares, par value $0.01 per share*
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  One (1)

*This Form 15 relates solely to the reporting obligations of Liberty Global plc, a company incorporated under the laws of England and Wales (“Liberty UK”), a wholly owned subsidiary of Liberty Global Ltd., a Bermuda exempted company limited by shares (“Liberty Bermuda”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of Liberty Bermuda as the successor issuer to Liberty UK pursuant to Rule 12g-3(a) thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Liberty Global plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LIBERTY GLOBAL PLC

By:	/s/ RANDY L. LAZZELL
Randy L. Lazzell
Vice President

Date:  November 24, 2023